Multi-Asset

29 April 2022
Registration Statement Nos. 333-255302 and 333-255302-03
Filed Pursuant to Rule 433
FOR U.S. USE ONLY

Citi Radar℠ 5 ER Index

Index Factsheet & Performance Update

Index Overview

The Citi Radar℠ 5 Excess Return Index (the "Index") tracks the hypothetical performance of a rules-based investment methodology premised on the idea that there is a relationship between the prevailing interest rate environment and the relative performance of different sectors of the U.S. equity and Treasury markets. On a daily basis, the Index seeks to determine whether the United States is in a "Rising" interest rate environment or a "Not Rising" interest rate environment. Based on that determination, the Index will allocate exposure to ETFs representing sectors of the U.S. equity market that, according to the Index's investment thesis, may outperform the broader market in that interest rate environment, as well as to a U.S. Treasury note futures index.

The Index will allocate exposure to a U.S. Treasury note futures index and potentially to uninvested cash in an attempt to maintain a daily volatility target of 5%. The daily volatility target is likely to result in the Index having a significant allocation to U.S. Treasury note futures and/or cash at all times, which may cause the Index to underperform equities in rising equity markets.

The Index is an "excess return" index and, therefore, is subject to an excess return deduction. The Index will also be reduced by an index fee of 0.75% per annum.

Any investor contemplating an investment linked to the Index should independently evaluate the merits of the Index's investment thesis. There can be no assurance that the Index's investment thesis will prove correct or that the Index will effectively implement its investment thesis.

Index Attributes

Bloomberg Ticker	CIISRAD5 Index
Currency	USD
Return Type	Excess Return
Volatility Target	5%
Index Fee	0.75% p.a.
Base Date	2-Jan-2003
Live Date	20-Feb-2019
Index Universe	U.S. Equity Sector ETFs and U.S. Treasury Futures Index
Rebalancing Frequency	Up to Daily
Index Administrator	Citigroup Global Markets Limited
Index Calculation Agent	Citigroup Global Markets Limited

Index Universe

Eligible Equity Sector ETFs	Ticker
Energy Select Sector SPDR® ETF	XLE
Financials Select Sector SPDR® ETF	XLF
Technology Select Sector SPDR® ETF	XLK
Utilities Select Sector SPDR® ETF	XLU
Consumer Staples Select Sector SPDR® ETF	XLP
Health Care Select Sector SPDR® ETF	XLV

Eligible U.S. Treasury Note Futures Indices	Ticker
Citi **2Y** US Treasury Futures Market Tracker	CIIRBF2U
Citi **10Y** US Treasury Futures Market Tracker	CIIRBF1U

Please refer to "Summary Risk Factors" on page 6 for more information about risks relating to the Index. This Index Factsheet is only a summary of certain information about the Index. It is not intended to be used as the sole basis for an investment decision in any financial instrument linked to the Index. Before investing in any financial instrument linked to the Index, you should carefully review the disclosure materials, including risk disclosures, provided to you in connection with that investment.

For more information about the Index and its related risks, see the Index disclosure document available at:
INDEX SUPPLEMENT NO. IS-03-03

1

Index Construction Summary • The Index seeks to implement the thesis that the energy, financials and information technology sectors of the U . S . equity market may outperform the broader market in a rising interest rate environment, and that the utilities, consumer staples and health care sectors may outperform the broader market in a falling or flat interest rate environment . • The schematic (right) illustrates each step of the index construction . • On a daily basis, the Index seeks to identify whether the United States is in a “Rising” interest rate environment or a “Not Rising” environment based on historical observations of 3 - month U . S . dollar LIBOR . There is uncertainty about the future of 3 - month U . S . dollar LIBOR . If 3 - month U . S . dollar LIBOR is discontinued or no longer widely relied upon by market participants as a benchmark interest rate, the Index Administrator may select a successor rate to be substituted for 3 - month U . S . dollar LIBOR . Index performance based on the successor rate may be less favorable than it would have been based on 3 - month U . S . dollar LIBOR . For more information, see page 6 . • The table (right) lists the three equity sector ETFs and the U . S . Treasury note futures index to which the Index will allocate exposure in each observed interest rate environment . • At any time, the three selected equity sector ETFs make up an “Equity Allocation”, the selected U . S . Treasury note futures index makes up a “Treasury Futures Allocation” and any uninvested cash makes up a “Cash Allocation” . These allocations together make up a hypothetical investment portfolio referred to as the “Selected Portfolio” . Index performance will reflect the performance of the Selected Portfolio, as adjusted daily in response to the observed interest rate environment and a volatility targeting feature, and as reduced by an excess return deduction and index fee . • The Index determines how much exposure to allocate to each of the Equity Allocation, the Treasury Futures Allocation and the Cash Allocation on a daily basis in a manner designed to maintain a target volatility of the Index of 5% . This is likely to result in the Index having a significant allocation to the Treasury Futures Allocation and/or Cash Allocation at all times, which may cause the Index to underperform equities in rising equity markets . • The Index is an Excess Return index, which means that the performance of each equity sector ETF is reduced each day by a rate equal to the Federal Funds Effective Rate and the performance of each U . S . Treasury note futures index is reduced by an implicit financing cost (the “excess return deduction”) . • The Index calculation includes an index fee of 0 . 75 % per annum, deducted on a daily basis . 2 1. Rates Signal Interest Rate Environment Rising Not Rising The Rates Signal will identify a “ Rising ” interest rate environment if there have been three consecutive month - over - month increases in the average daily rate of 3 - month U.S. dollar LIBOR. Otherwise, it will be “ Not Rising ” 2. Portfolio Construction 3. Daily Volatility Target 4. Excess Return Deduction & Index Fee Excess Return Deduction = Federal Funds Effective Rate for Equity Allocation & Implicit Financing Cost for Treasury Futures Allocation Index Fee = 0.75% per annum Equity Allocation Energy Select Sector SPDR® Fund Financials Select Sector SPDR® Fund Technology Select Sector SPDR® Fund Equity Allocation Utilities Select Sector SPDR® Fund Consumer Staples Select Sector SPDR® Fund Health Care Select Sector SPDR® Fund Treasury Futures Allocation Citi 2Y US Treasury Futures Market Tracker Index Treasury Futures Allocation Citi 10Y US Treasury Futures Market Tracker Index Equity Allocation Treasury Futures Allocation Cash Allocation

Hypothetical Back-Tested and Actual Historical Index Performance

3-Jan-2008 to 29-Apr-2022



Normalized Index Level
(Rebased to 100 on 3-Jan-2008)
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
Index Launch Date
(Feb 20, 2019) →
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Citi Radar 5 ER Index
S&P 500 ER Index*
Bloomberg Barclays US Aggregate Bond ER Index*

* Excess return versions of the S&P 500 Index and the Barclays US Aggregate Bond Index have been calculated by the Index Administrator by subtracting from the published daily performance of the total return versions of each a rate equal to US Federal Funds Effective Rate as in effect as of the most recent calendar month end prior to each day. The performance of these indices shown above is therefore less than the return that would have been achieved on a direct investment in these indices. The performance of the Index would compare less favorably against the actual total return versions of these indices. An investor contemplating an investment linked to the Index should independently evaluate the hypothetical back-tested and historical performance of the Index as compared to the historical performance of other investments available to that investor.

Important Information about Hypothetical Back-Tested Index Performance Data

All Index performance data prior to 20-Feb-2019 is hypothetical and back-tested, as the Index did not exist prior to that date. Hypothetical back-tested Index performance data is subject to significant limitations. The Index Administrator developed the rules of the Index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the Index rules would have caused the Index to perform had it existed during the hypothetical back-tested period. The fact that the Index generally appreciated over the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the Index methodology. Furthermore, the hypothetical back-tested performance of the Index might look different if it covered a different historical period. The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future. In addition, the sectors tracked by the equity sector ETFs have been modified in important ways during the hypothetical back-tested period. As a result, the hypothetical back-tested performance of the Index may not reflect how the Index would have performed had the sectors tracked by the equity sector ETFs during the back-tested period been defined in the way they are currently defined

It is impossible to predict whether the Index will rise or fall. In providing the hypothetical back-tested and historical Index performance data above, no representation is made that the Index is likely to achieve gains or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment. One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the Index may bear no relation to the hypothetical back-tested or historical performance of the Index.

3

Hypothetical Back-Tested and Actual Historical Index Performance Statistics

	Citi Radar 5 ER Index**	S&P500 Index ER*	Barclays Aggregate Index ER*
Annualized Return[1]			
Last 1 Year	0.0%	0.1%	-8.6%
Last 3 Years	2.7%	13.1%	-0.3%
Last 5 Years	4.0%	12.4%	0.1%
Last 10 Years	4.4%	12.9%	1.1%
Since 3-Jan-2008			
Cumulative Return[2]	79.0%	249.0%	39.9%
Annualized Return[1]	4.1%	9.1%	2.4%
Annualized Volatility[3]	4.9%	20.8%	3.8%
Sharpe Ratio[4]	0.84	0.44	0.62
Max Drawdown[5]	-6.6%	-52.9%	-11.4%
Worst Month	-3.5%	-16.9%	-3.8%
Best Month	3.8%	12.8%	3.7%

1. "Annualized Return" is the annual compounded return of the relevant index for the stated period to the date of this Factsheet.
2. "Cumulative Return" is the return of the relevant index as measured from the 3-Jan-2008 to the date of this Factsheet.
3. "Annualized Volatility" is the annualized standard deviation based on daily returns from the 3-Jan-2008 to the date of this Factsheet.
4. "Sharpe Ratio" is the Annualized Return divided by the Annualized Volatility.
5. "Max Drawdown" is the maximum peak-to-trough decline in Cumulative Return from 3-Jan-2008 to the date of this Factsheet.

* The excess return versions of the S&P 500 Index and the Barclays US Aggregate Bond Index have been calculated by the Index Administrator by subtracting from the published daily performance of the total return versions of each a notional rate equal to the US Federal Funds Effective Rate as in effect as of the prior calendar month end prior to each day.

** Performance shown is net of the index fee of 0.75% per annum that is deducted daily.

Hypothetical Back-Tested and Actual Historical Index Performance — Month by Month

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2008	-0.3%	0.4%	0.7%	-1.3%	-0.4%	-0.2%	0.5%	1.4%	-0.4%	-3.4%	3.4%	1.8%	**2.1%**
2009	-1.9%	-0.9%	1.8%	-1.3%	-1.2%	-0.3%	1.2%	1.0%	1.2%	-0.4%	3.1%	-2.0%	**0.3%**
2010	0.6%	0.5%	0.4%	0.6%	-1.8%	-0.8%	1.4%	1.4%	2.1%	0.8%	-1.1%	-0.5%	**3.7%**
2011	0.0%	0.4%	-0.3%	3.8%	2.3%	-1.0%	0.5%	-0.4%	-0.9%	2.1%	-0.2%	0.0%	**6.2%**
2012	0.8%	0.4%	-0.1%	1.8%	0.6%	2.4%	1.6%	-0.5%	1.0%	-0.3%	0.0%	-0.9%	**7.0%**
2013	2.3%	1.9%	3.1%	2.5%	-3.1%	-1.1%	0.8%	-2.5%	1.6%	2.1%	0.0%	-0.9%	**6.7%**
2014	0.9%	2.0%	0.1%	1.5%	1.4%	0.9%	-2.2%	1.9%	-0.8%	2.6%	1.9%	0.1%	**10.5%**
2015	1.8%	1.7%	-0.4%	0.9%	-0.1%	-1.0%	-0.2%	-3.5%	-0.4%	1.5%	-1.1%	0.2%	**-0.8%**
2016	1.0%	-0.5%	1.9%	0.0%	-1.0%	1.2%	-0.5%	-0.8%	0.0%	-0.2%	2.2%	0.7%	**3.9%**
2017	0.0%	1.1%	-0.4%	-0.3%	-0.3%	0.4%	1.4%	-0.9%	2.5%	1.4%	1.2%	1.4%	**7.6%**
2018	3.2%	-2.4%	-1.0%	0.3%	0.8%	0.9%	1.0%	1.3%	-0.3%	-1.1%	0.9%	-2.2%	**1.3%**
2019	1.4%	0.2%	2.2%	-0.3%	0.6%	2.5%	-0.5%	2.0%	0.1%	0.5%	0.0%	1.0%	**10.2%**
2020	2.1%	-3.2%	0.9%	0.4%	0.6%	-0.2%	1.5%	-0.5%	0.2%	-1.3%	1.8%	0.7%	**3.0%**
2021	-1.2%	-2.8%	0.9%	1.8%	0.5%	0.0%	2.4%	0.9%	-3.3%	1.3%	-0.8%	1.3%	**1.1%**
2022	0.4%	-0.2%	-0.1%	-2.5%									-2.3%

Important Information about Hypothetical Back-Tested Index Performance Data

All Index performance data prior 20-Feb-2019 is hypothetical and back-tested, as the Index did not exist prior to that date. Hypothetical back-tested Index performance data is subject to the significant limitations described on page 3 above.

It is impossible to predict whether the Index will rise or fall. In providing the hypothetical back-tested and historical Index performance data above, no representation is made that the Index is likely to achieve gains or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment. One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the Index may bear no relation to the hypothetical back-tested or historical performance of the Index.

4

Hypothetical Back - Tested and Actual Historical Rate Signal The graph below illustrates the hypothetical back - tested determinations of the Rates Signal from 4 - Aug - 2000 to 19 - Feb - 2019 and historical determinations of the Rates Signal for the period from 20 - Feb - 2019 to the date of this Factsheet. 5 Hypothetical Back - Tested and Actual Historical Allocations of the Selected Portfolio The graph below illustrates the hypothetical back - tested allocations of the Selected Portfolio from 3 - Jan - 2008 to 19 - Feb - 2019 and historical allocations of the Selected Portfolio for the period from 20 - Feb - 2019 to the date of this Factsheet. Important Information about Hypothetical Back - Tested Index Performance Data All Index performance data prior 20 - Feb - 2019 is hypothetical and back - tested, as the Index did not exist prior to that date . Hypothetical back - tested Index performance data is subject to the significant limitations described on page 3 above . It is impossible to predict whether the Index will rise or fall . In providing the hypothetical back - tested and historical Index performance data above, no representation is made that the Index is likely to achieve gains or losses similar to those shown . In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment . One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance . The actual future performance of the Index may bear no relation to the hypothetical back - tested or historical performance of the Index . Index Launch Date (Feb 20, 2019) → 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Equity Allocation Treasury Futures Allocation Cash Allocation Index Launch Date (Feb 20, 2019) → 0 0 0 0 0 1 1 1 1 1 1 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 3 Month Libor (%) Rising Rate Signal 3 Month LIBOR Index Launch Date (Feb 20, 2019) →

Summary Risk Factors (2/2) 7 The Index is likely to have significant exposure to the Treasury Futures Allocation, which has limited return potential and significant downside potential, particularly in times of rising interest rates . Each U . S . Treasury note futures index has limited return potential, which in turn limits the return potential of the Index . However, each U . S . Treasury note futures index has significant downside potential, particularly in a “Rising” interest rate environment . Although U . S . Treasury notes themselves are generally viewed as safe assets, each U . S . Treasury note futures index tracks the value of a futures contract on U . S . Treasury notes, which may be subject to significant fluctuations and declines . In particular, the value of a futures contract on a U . S . Treasury note is likely to decline if there is a general rise in interest rates, as the rise in interest rates would reduce the value of the underlying U . S . Treasury notes . In addition, the value of a futures contract on U . S . Treasury notes is likely to decline by more than the decline in the value of the underlying U . S . Treasury notes at a time of rising interest rates, because the futures contract will also be adversely affected by an increase in the implicit financing cost discussed above . As a result, even if the Index’s investment thesis were correct and the equity sector ETFs selected in a “Rising” interest rate environment perform favorably in that environment, that favorable performance is likely to be at least partially offset, and may be more than offset, by unfavorable performance of the applicable U . S . Treasury note futures index . The Index may have significant exposure to the Cash Allocation, on which no interest or other return will accrue . At any time when the Selected Portfolio has less than a 100 % allocation to the Invested Allocation (which is made up of the Equity Allocation and the Treasury Futures Allocation), the difference will be hypothetically allocated to uninvested cash (the Cash Allocation) and will not accrue any interest or other return . A significant allocation to the Cash Allocation will significantly reduce the Index’s potential for gains . In addition, the index fee will be deducted from the entire Index, including the portion allocated to the Cash Allocation . As a result, after taking into account the deduction of the index fee, any portion of the Index that is allocated to the Cash Allocation will experience a net decline at a rate equal to the index fee . The excess return deduction will be a significant drag on Index performance . The performance of each U . S . Treasury note futures index is expected to reflect changes in the value of the underlying U . S . Treasury notes, as reduced by an implicit financing cost . In addition, for purposes of the Index, the performance of each equity sector ETF will be calculated on a daily basis after subtracting a rate equal to the federal funds effective rate from its actual total return performance . We refer to this subtraction, together with the implicit financing cost in the performance of each U . S . Treasury note futures index, as the “excess return deduction” . The excess return deduction means that the Selected Portfolio will not have positive returns unless the relevant U . S . Treasury notes and/or equity sector ETFs appreciate sufficiently to offset the excess return deduction . Because of the excess return deduction, the Selected Portfolio may have negative returns even if the relevant U . S . Treasury notes and/or equity sector ETFs appreciate . The excess return deduction will place a drag on the performance of the Index, offsetting any appreciation of the U . S . Treasury notes underlying the U . S . Treasury note futures index and the equity sector ETFs that make up the Equity Allocation, exacerbating any depreciation and causing the value of the Selected Portfolio to decline steadily if the value of those U . S . Treasury notes and/or equity sector ETFs remains relatively constant . The Index may fail to maintain its volatility target and may experience large declines as a result . The Index adjusts the Selected Portfolio’s exposure between the Equity Allocation and the Treasury Futures Allocation, and between the Invested Allocation and the Cash Allocation, as often as daily in an attempt to maintain a trailing one - month volatility target of 5% . Because this exposure adjustment is backward - looking, there may be a significant time lag before a sudden increase in volatility of the Equity Allocation is sufficiently reflected in the trailing volatility measures used by the Index to result in a meaningful reduction in exposure to the Equity Allocation . In the meantime, the Index may experience significantly more than 5 % volatility and, if the increase in volatility is accompanied by a decline in the value of the Invested Allocation, the Index may incur significant losses . Index performance will be reduced by the index fee . The performance of the Index will be reduced on a daily basis by the deduction of the index fee at a rate of 0 . 75 % per annum . The Index will be calculated pursuant to a set of fixed rules and will not be actively managed . If the Index performs poorly, the Index Administrator will not change the rules in an attempt to improve performance . The Index has limited actual performance information . The Index launched on 20 - Feb - 2019 . Accordingly, the Index has limited actual performance data . Because the Index is of recent origin with limited performance history, an investment linked to the Index may involve a greater risk than an investment linked to one or more indices with an established record of performance . Changes to the GICS sectors upon which the equity sector ETFs are based may adversely affect the performance of the Index . Changes are made from time to time to the GICS sector classification system, which is used to define the sector that each equity sector ETF tracks . Any changes made in the future could materially change the composition of the sector tracked by one or more equity sector ETFs, which could result in materially worse Index performance than if the change had not been made . The Index Administrator may have conflicts of interest with you . Although the Index is rules - based, there are certain circumstances in which the Index Administrator may be required to exercise judgment in calculating the Index . In exercising these judgments, the Index Administrator’s interests may be adverse to yours .

Citigroup Global Markets Holdings Inc . and Citigroup Inc . have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for any offering to which this communication relates . You should read the prospectus supplement and prospectus in that registration statement (File Nos . 333 - 255302 and 333 - 255302 - 03 ) together with the other documents Citigroup Global Markets Holdings Inc . and Citigroup Inc . may provide to you in connection with an offering of any securities linked to the Index for more complete information about Citigroup Global Markets Holdings Inc . , Citigroup Inc . and that offering . You may get these documents for free by visiting EDGAR on the SEC’s website at www . sec . gov . Alternatively, you can request the prospectus supplement and prospectus and any other relevant offering documents by calling toll - free 1 - 800 - 831 - 9146 . This communication has been issued by Citigroup Global Markets Limited (registered number 1763297 ), which has its registered office at Citigroup Centre, Canada Square, Canary Wharf, London E 14 5 LB, UK and which is authorized in the UK by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority (together, the “UK Regulator”) . This communication is not intended for distribution to, or to be used by, any person or entity in any jurisdiction in which such distribution or use would be contrary to law or jurisdiction . This communication is provided for information purposes only with respect to the index discussed herein (the “Index”) and does not constitute (i) a recommendation, an offer or a solicitation to deal in any financial product, enter into any transaction or adopt any investment strategy, or (ii) legal, tax, regulatory, financial or accounting advice . Neither the entity establishing and sponsoring the Index (the “Index Administrator”), nor the entity acting as calculation agent for the Index (the “Index Calculation Agent”), nor any of their respective directors, officers, employees, representatives, delegates or agents (together with the Index Administrator and the Index Calculation Agent, each a “Relevant Person”) makes any express or implied representation or warranty as to (i) the advisability of purchasing or entering into any financial product the performance of which is linked, in whole or in part, to the Index (an “Index Linked Product”), (ii) the levels of the Index at any particular time on any particular date, (iii) the results to be obtained by the issuer of, the counterparty to, or any investor in the Index Linked Product, or any other person or entity, from the use of the Index or any data included therein for any purpose, (iv) the merchantability or fitness for a particular purpose of the Index, or (v) any other matter . Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by applicable law, all warranties of accuracy, completeness, merchantability or fitness for a particular purpose with respect to the Index and any information contained in this communication . No Relevant Person shall have any liability (direct or indirect, special, punitive, consequential or otherwise) to any person even if notified of the possibility of damages . Neither the Index Administrator nor the Index Calculation Agent is under any obligation to continue the calculation, publication and dissemination of the Index nor shall any of them have any liability for any error, omission, interruption or delay relating to the Index . The Index Administrator and the Index Calculation Agent shall each act as principal and not as agent or fiduciary of any other person . During the normal course of its business, any Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Index and/or any of its constituents . In addition, any Relevant Person may have, or may have had, long or short principal positions and/or actively trade, by making markets to its clients, positions in or relating to the Index or any of its constituents, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items . Relevant Persons may also undertake hedging transactions related to the initiation or termination of financial products or transactions, which may adversely affect the market price, rate or other market factor(s) underlying any constituent or the Index . Relevant Persons may have an investment banking or other commercial relationship with and access to information from the issuer(s) of constituents . Such activity may or may not have an impact on the level of the Index, but potential investors and counterparties should be aware that a conflict of interest could arise where anyone is acting in more than one capacity, and such conflict may have an impact (either positive or negative) on the level of the Index . The Index reflects the performance of notional investment positions in its constituents . There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest . The Index merely identifies certain hypothetical investment positions, the performance of which will be used as a reference point for the purpose of calculating the level of the Index . Past performance is not indicative of future performance . Any numbers or figures presented as past performance in this communication may include performances calculated from back - testing simulations . Any back - testing information provided herein is illustrative only and derived from proprietary models based on certain historic data and assumptions and estimates . Such back - testing information should not be considered indicative of the actual results that might be obtained from an investment or participation in an Index Linked Product . Any scenario analysis is for illustrative purposes only and does not represent the actual performance of the Index nor does it purport to describe all possible performance outcomes for the Index . Any trade or strategy ideas included in this communication are provided by our Sales and Trading department . Such material is therefore not a direct recommendation from our Research department and the directives on the independence of research do not apply . On the occasions where the information provided includes extracts or summary material derived from research reports published by our Research department, you are advised to obtain and review the original piece of research to see the research analyst’s full analysis . Any opinions attributed to us constitute our judgment as of the date of the relevant material and are subject to change without notice . Provision of information may cease at any time without reason or notice being given . Although all information has been obtained from, and is based upon, sources believed to be reliable, it may be incomplete or condensed and its accuracy cannot be guaranteed . The Index is described in full in the Index Rules, which are available upon request from us . Any decision to invest in an Index Linked Product should be based upon the information contained in the associated prospectus, offering document or other legal document, together with the Index Rules . The Index and the information contained in this communication are the Index Administrator’s proprietary and confidential material . No person may use the Index in any way or reproduce or disseminate the information contained in this communication without the prior written consent of the Index Administrator . This communication is not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by applicable law or regulation . No Index is in any way sponsored, endorsed or promoted by the issuer or sponsor, as applicable, of any of its constituents . In addition, Citi may submit prices, rates, estimates or values to data sources that publish indices or benchmarks, which may be referenced in products, transactions or an Index discussed in this communication . Such submissions may have an impact on the level of the relevant index or benchmark and consequently on the value of the products, transactions or the Index . Citi will make such submissions without regard to your interests under a particular product, transaction or Index . Citi has adopted policies and procedures designed to mitigate potential conflicts of interest arising from such submissions and our other business activities . In light of the different roles performed by Citi you should be aware of such potential conflicts of interest . © 2022 Citigroup Global Markets Limited . All rights reserved . Citi, Citi and Arc Design are trademarks and service marks of Citigroup Inc . or its Affiliates and are used and registered throughout the world . 8 Important Information